March 30, 2016

VIA EDGAR

Jonathan Gottlieb, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Lyons Bancorp, Inc.
Request to Withdraw Offering Statement on Form 1-A

Ladies and Gentlemen:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, Lyons Bancorp, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s offering statement on Form 1-A (File No. 024-10534) filed with the Commission on March 15, 2016 (the “Offering Statement”). The Company requests the withdrawal of the Offering Statement because the Company has decided not to proceed with the offering covered by the Offering Statement at this time. No securities that are the subject of the Offering Statement have been sold.

Please send copies of the order consenting to the withdrawal of the Offering Statement to the Company’s counsel Gregory W. Gribben, Esq. via facsimile at (585) 987-2975 or email at ggribben@woodoviatt.com.

If you have any questions regarding this application for withdrawal, please call Mr. Gribben at (585) 987-2875.

Sincerely, LYONS BANCORP, INC. By: /s/ Robert A. Schick Name: Robert A. Schick Title: President and Chief Executive Officer